Exhibit 12

American Dental Partners, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,
(in thousands)	2009	2008	2007	2006	2005	2004
Earnings
Earnings before income taxes	$2,579	$49,363	($11,997)	$18,280	$16,885	$14,110
Minority interest	0	634	390	54	0	0

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or loss from equity investees	2,579	49,997	(11,607)	18,334	16,885	14,110

Non-capitalized rental expense deemed to be equivalent to interest	2,030	8,447	8,230	6,520	5,860	5,377
Interest expense	3,065	9,598	4,299	1,574	1,483	944
Capitalized interest	26	74	42	38	45	17
Amortization of debt financing costs	272	536	990	185	242	244

Total	$7,972	$68,651	$1,953	$26,650	$24,515	$20,692

Fixed Charges
Interest expense	$3,065	$9,598	$4,299	$1,574	$1,483	$944
Capitalized interest	26	74	42	38	45	17
Amortization of debt financing costs	272	536	990	185	242	244
Non-capitalized rental expense deemed to be equivalent to interest	2,030	8,447	8,230	6,520	5,860	5,377

Total	$5,393	$18,654	$13,560	$8,316	$7,630	$6,582

Fixed Charge Coverage Ratio	1.48	3.68	—	3.20	3.21	3.14

The ratio of earnings to fixed charges has been calculated by dividing (1) pre-tax income from continuing operations before adjustment of minority interest plus fixed charges by (2) fixed charges. Fixed charges are equal to interest expense (including amortization of deferred financing costs, capitalized interest and interest on borrowings), plus the portion of rent expense estimated to represent interest. The Company determined that 1/3 of rent expense represents a reasonable approximation of the interest factor. For the year ended December 31, 2007, earnings were insufficient to cover fixed charges by $11,607,000.